December 13, 2019

Maurizio Chiriva Internati, DBSc., Ph.Ds.
Chief Executive Officer
Kiromic, Inc.
7707 Fannin, Suite 140
Houston, TX 77054

       Re: Kiromic, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 15, 2019
           CIK No. 0001792581

Dear Dr. Internati:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that you intend to apply to list your common shares on the Nasdaq Global Select
       Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq
       Global Select Market is not a condition to the offering.
 Maurizio Chiriva Internati, DBSc., Ph.Ds.
FirstName LastNameMaurizio Chiriva Internati, DBSc., Ph.Ds.
Kiromic, Inc.
Comapany13, 2019
December NameKiromic, Inc.
Page 2
December 13, 2019 Page 2
FirstName LastName
Prospectus Summary
Overview, page 1

2. Please tell us the basis for your statement that you are a clinical stage company, given that your product candidates appear to be in the preclinical stage and you have not yet completed an IND-enabling study for your most advanced product candidate.
         Alternatively, revise your disclosure. In addition, revise to describe more specifically the preclinical stage of your product candidates where you state in the second paragraph that they are "in the early stages" of the FDA's clinical trial process. Our Approach, page 2

3.       Please revise to briefly define the term "refractory CAR T patients."
4. Please revise to clarify, as you do at page 74, that you are still developing your delivery vehicle, ABBIE, and describe the current stage of its development. Our Product Pipeline and Development, page 5

5. We note from disclosure at pages 76 through 79 that you have not yet commenced Phase 1 clinical trials with respect to any of your products. Please revise your chart to include a
         "Preclinical" column for your three products, and relocate the bar to this column so that the chart more accurately reflects the current developmental stage of the product candidates. Please similarly revise at page 75 in your Business section. In addition, please remove the references to dates in the table, as it is unclear to what they relate and you have not actually begun the Phase 1 trials where these dates are shown in the table.
Alexis Isoform Mesothelin MPM, page 6

6. Please revise paragraph three to accurately reflect the number resulting from multiplying
         80% of 3000 U.S. patients diagnosed with MPM each year.
Our Risks and Challenges, page 6

7. We note your statement that you have entered into "significant arrangements with collaborators and expect to depend on collaborations with third parties for certain research, development, and commercialization activities," but are unable to determine that you have filed these agreements as exhibits to your registration statement. Please advise or revise. We note similar language at page 24, "We have entered into significant arrangements with collaborators...and if such collaborations are not successful, it may harm our business and prospects."
If we fail to comply with our obligations in the agreements under which we license intellectual property rights...., page 40

8. We note your statement that you "are a party to a number of intellectual property license agreements that are important to your business." Please revise to file these agreements as
 Maurizio Chiriva Internati, DBSc., Ph.Ds.
Kiromic, Inc.
December 13, 2019
Page 3
         exhibits to your filing, or tell us why you do not believe they are material. Refer to Item
         601(b)(10) of Regulation S-K. Likewise, please discuss the material terms of these agreements at "Our Intellectual Property" at page 80 of your registration statement.
Use of Proceeds, page 50

9. Please revise to describe how far in the Phase 1/2 clinical trials the 45% of the proceeds will enable you to reach. You should provide this disclosure for a reasonable range of potential outcomes regarding the number of securities that you might sell. In addition, if a material amount of other funds is necessary to complete Phase I/II clinical trials, please revise your disclosure to state the amount necessary to complete the clinical trial, and the sources of such other funds. Please refer to Instruction 3 to Item 504 of Regulation S-K.
         Finally, please also specify the product candidate or candidates to which the proceeds for
         IND applications and IND enabling trials will be applied.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, Stock Based Compensation, page 65

10. We reference the disclosure about the valuation of your common stock in determining the grant-date fair value of stock options. Provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common stock and the estimated offering price.
Business, page 70

11. We note your reference to "preclinical animal studies" you have conducted in paragraph two of the risk factor titled "Our tumor-specific cancer immunotherapy approach is based on novel ideas..." on page 18. Please revise your Business section to briefly describe the preclinical studies you have conducted related to your products. Alexis Isoform CD19, page 77

12. We note your statement that CD19 targeting CAR T therapies have shown "preliminary efficacy" in chronic lymphocytic leukemia. Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, insofar as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.
Our Intellectual Property, page 80

13. Please revise to discuss in more detail the patents held in your patent portfolio. Please
FirstName LastNameMaurizio Chiriva Internati, DBSc., Ph.Ds.
       indicate in each instance the expiration date of your material patents, and also the type of
Comapany NameKiromic, Inc.
       each patent held, composition of matter, use, or process. Likewise, please identify the
December 13, 2019 Page 3instance.
       jurisdiction in each
FirstName LastName
 Maurizio Chiriva Internati, DBSc., Ph.Ds.
FirstName LastNameMaurizio Chiriva Internati, DBSc., Ph.Ds.
Kiromic, Inc.
Comapany13, 2019
December NameKiromic, Inc.
Page 4
December 13, 2019 Page 4
FirstName LastName
Our Research and Development Collaborations, page 81

14. Please revise to describe the material terms of your collaboration agreement with the
         Anderson Cancer Center. Likewise, please file the agreement as an exhibit to your filing.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405, that you, or anyone else authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 3202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Louis Bevilacqua